EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio of Income to Fixed Charges
(Dollar amounts in millions)

	Years ended
	June 29 2013	June 30 2012	June 25 2011	June 26 2010	June 27 2009
Income before provision for income taxes	$570.3	$532.7	$661.7	$300.1	$34.6

Fixed Charges:
Interest portion of rental expense	$0.5	$0.9	$0.6	$0.4	$0.4
Interest expense	16.4	13.1	11.1	0.4	0.8
Total fixed charges	$16.9	$14.0	$11.7	$0.8	$1.2

Ratio of income to fixed charges	35x	39x	57x	371x	30x